Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Bitzero Holdings Inc. (the “Company” or “Bitzero”)

505 Burrard Street, Suite 1100

Vancouver, BC V7X 1M5

Item 2 — Date of Material Change

September 14, 2026.

Item 3 — News Release

A news release disclosing the material change was issued by the Company via Newsfile Corp. on September 14, 2026, and subsequently filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4 — Summary of Material Change

The Company obtained a final receipt for its final short form base shelf prospectus, its registration statement on Form F-10 became effective, and it filed two prospectus supplements in Canada: one qualifying the distribution of securities issuable upon the deemed exercise of its previously issued special warrants and the other qualifying the resale of those securities by the selling shareholders identified therein. The resale prospectus supplement also forms part of the effective U.S. registration statement.

Item 5 — Full Description of Material Change

On September 14, 2026, the Company filed a final short form base shelf prospectus dated September 11, 2026 (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada and obtained a final receipt therefor. The Company’s registration statement on Form F-10 (File No. 333-298922) filed with the United States Securities and Exchange Commission (the “SEC”), which includes the Base Shelf Prospectus (the “U.S. Registration Statement”), became effective on September 14, 2026. The Company also filed in each of the provinces and territories of Canada its Canadian qualifying prospectus supplement (the “Canadian Qualifying Prospectus Supplement”) and its resale prospectus supplement, which was also filed as part of the U.S. Registration Statement (the “U.S. Resale Prospectus Supplement”). The Base Shelf Prospectus permits the Company to offer and issue, from time to time during the 25-month period that it remains effective, voting shares, warrants, units and subscription receipts, or any combination thereof, having an aggregate offering price of up to US$200,000,000.

Canadian Qualifying Prospectus Supplement

The Canadian Qualifying Prospectus Supplement was filed in each of the provinces and territories of Canada under the Base Shelf Prospectus and qualifies the distribution of 5,828,342 voting shares of the Company (the “Voting Shares”) and 5,828,342 Voting Share purchase warrants of the Company (the “Warrants”) issuable upon the deemed exercise of 5,828,342 special warrants of the Company (the “Special Warrants”) previously issued on July 30, 2026. Each Special Warrant will be deemed exercised at 5:00 p.m. (New York time) on September 15, 2026, for no additional consideration, into one Voting Share and one Warrant. Each Warrant will entitle its holder to acquire one Voting Share at an exercise price of US$5.00, subject to adjustment, until July 30, 2031. No action is required by holders to effect the deemed exercise, and the Company will not receive any additional funds from the deemed exercise of the Special Warrants.

U.S. Resale Prospectus Supplement

The Company also filed the U.S. Resale Prospectus Supplement in each of the provinces and territories of Canada under the Base Shelf Prospectus. The U.S. Resale Prospectus Supplement qualifies the resale from time to time by the selling shareholders identified therein of 5,828,342 Voting Shares issuable upon the deemed exercise of the Special Warrants and up to 5,828,342 Voting Shares issuable upon exercise of the Warrants. The U.S. Resale Prospectus Supplement also forms part of the effective U.S. Registration Statement and registers the resale of those securities in the United States. The Company will not receive any proceeds from resales by the selling shareholders. The Company may receive proceeds if Warrants are exercised for cash.

5.1	Item 5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

No material has been omitted on the basis that it is confidential information.

Item 8 — Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Mohammed Bakhashwain

Chief Executive Officer

+44 777 303 0394

investors@bitzero.com

Item 9 — Date of Report

September 15, 2026